Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LV Peninsula Holding LLC	Texas
JDI Cumberland Inlet, LLC (1)	Georgia
Majestic World Holdings LLC (2)	Wyoming
Norman Berry II Owners, LLC (3)	Georgia
Resource Group US Holdings LLC(4)	Florida
Resource Group US LLC[4]	Florida
Zimmer Equipment Inc.[4]	Florida

(1)	10% owned by RenX Enterprises Corp.

(2)	87.3% owned by RenX Enterprises Corp. as of December 31, 2024. The remaining 12.7% will be transferred to RenX Enterprises Corp. in equal installments of 6.35% each on the first day of each of the five quarterly periods following such date.

(3)	50% owned by RenX Enterprises Corp.

(4)	100% owned by RenX Enterprises Corp.